UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
Micro Linear Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Options to Purchase Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)
594850109
(CUSIP Number of Class of Securities)
(Underlying Common Stock)
Timothy A. Richardson
President and Chief Executive Officer
Micro Linear Corporation
2050 Concourse Drive
San Jose, California 95131
(408) 433-5200
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)
Copy to:
Davina K. Kaile
Glenn J. Borromeo
Pillsbury Winthrop Shaw Pittman LLP
2475 Hanover Street
Palo Alto, California 94304
(650) 233-4500

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee**

$1,178,292	$126.08

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the transaction valuation assumes that all options to purchase the issuer’s common stock that are eligible for exchange will be exchanged for new options and cancelled pursuant to this offer. These options have a value of $1,178,292 calculated using the Black-Scholes method based upon the average of the high and low prices of the issuer’s common stock as reported on the Nasdaq National Market on February 24, 2006.

**	The amount of the filing fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $107.00 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet
Item 2. Subject Company Information
Item 3. Identity and Background of Filing Person
Item 4. Terms of the Transaction
Item 5. Past Contacts, Transactions, Negotiations and Agreements
Item 6. Purposes of the Transaction and Plans or Proposals
Item 7. Source and Amount of Funds or Other Consideration
Item 8. Interest in Securities of the Subject Company
Item 9.Persons/Assets, Retained, Employed, Compensated or Used
Item 10. Financial Statements
Item 11. Additional Information
Item 12. Exhibits
Item 13. Information Required by Schedule 13E-3
SIGNATURE
INDEX TO EXHIBITS
EXHIBIT 99.(A)(1)(A)
EXHIBIT 99.(A)(1)(B)
EXHIBIT 99.(A)(1)(C)
EXHIBIT 99.(A)(1)(D)
EXHIBIT 99.(A)(1)(E)
EXHIBIT 99.(A)(1)(F)
EXHIBIT 99.(A)(1)(G)
EXHIBIT 99.(A)(1)(H)
EXHIBIT 99.(A)(1)(I)
EXHIBIT 99.(A)(1)(J)
EXHIBIT 99.(A)(1)(K)
EXHIBIT 99.(D)(1)
EXHIBIT 99.(D)(2)

Item 1. Summary Term Sheet.
     The information set forth under “Summary Term Sheet — Questions and Answers” in the Exchange Offer, dated February 27, 2006 (the “Exchange Offer”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.
Item 2. Subject Company Information.
     (a) Name and Address. The issuer is Micro Linear Corporation, a Delaware corporation (“Micro Linear” or the “Company”). Micro Linear’s principal executive offices are located at 2050 Concourse Drive, San Jose, California 95131 and the telephone number of its principal executive offices is (408) 433-5200.
     (b) Securities. This Tender Offer Statement on Schedule TO relates to an offer by Micro Linear to eligible employees to exchange some or all of their outstanding stock options (the “Eligible Options”) to purchase shares of Micro Linear common stock, par value of $0.001, granted under the Micro Linear Corporation 1991 Stock Option Plan (the “1991 Plan”) and the Micro Linear Corporation 1998 Nonstatutory Stock Option Plan (the “1998 Plan,” together, the “Option Plans”) for new options (in each case, the “New Options”) to be granted under the 1991 Plan if the New Option is to be issued in exchange for an Eligible Option granted under the 1991 Plan and under the 1998 Plan if the New Option is to be issued in exchange for an Eligible Option granted under the 1998 Plan. This offer is being made upon the terms and subject to the conditions set forth in the Exchange Offer and in the related accompanying Election Form, attached hereto as Exhibit (a)(1)(D).
     The Offer is being made to Company employees who, as of February 27, 2006, the date the Exchange Offer commenced, are U.S. residents, are actively employed by the Company and have Eligible Options. These employees are collectively referred to as the “Eligible Employees.” To remain eligible to tender Eligible Options for exchange and cancellation, and receive New Options, the Eligible Employees must remain an Eligible Employee and must not have received nor have given a notice of termination prior to the date that the Offer closes. Additionally, an Eligible Employee who surrenders his or her Eligible Options for exchange must also be an employee on the date that the New Options are granted in order to receive the New Options.
     The information set forth in the Exchange Offer under “Summary Term Sheet — Questions and Answers,” Section 1 (“Number of Eligible Options; Eligible Employees; Expiration Date of the Exchange Offer”), Section 5 (“Acceptance of Eligible Options for Exchange; Issuance of New Options”), Section 7 (“Price Range of Common Stock”) and Section 8 (“Source and Amount of Consideration; Terms of New Options”) is incorporated herein by reference.
     (c) Trading Market and Price. The information set forth in the Exchange Offer under Section 7 (“Price Range of Common Stock”) is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
     The information set forth under Item 2(a) above and in the Exchange Offer under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning any Securities of MLIN”) is incorporated herein by reference. The Company is both the filing person and the subject company.
Item 4. Terms of the Transaction.
     (a) Material Terms. The information set forth in the Exchange Offer under “Summary Term Sheet — Questions and Answers,” Section 1 (“Number of Eligible Options; Eligible Employees; Expiration Date of the Exchange Offer”), Section 3 (“Procedures for Tendering Eligible Options”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Eligible Options for Exchange; Issuance of New Options”), Section 6 (“Conditions of this Exchange Offer”), Section 8 (“Source and Amount of Consideration; Terms of New Options”), Section 9 (“Information Concerning MLIN; Financial Information”); Section 11 (“Status of Eligible Options Acquired by Us in this Exchange Offer; Accounting Consequences of this Exchange Offer”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material Tax

Consequences”), and Section 14 (“Extension of Exchange Offer; Termination; Amendment”) is incorporated herein by reference.
     (b) Purchases. The information set forth in the Exchange Offer under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning any Securities of MLIN”) is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     (e) Agreements Involving the Subject Company’s Securities. The information set forth in the Exchange Offer under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning any Securities of MLIN”) is incorporated herein by reference. The Option Plans and related option agreements included with the Exchange Offer attached hereto as Exhibits (d)(1) and (d)(2) also contain information regarding the subject company’s securities.
Item 6. Purposes of the Transaction and Plans or Proposals.
     (a) Purposes. The information set forth in the Exchange Offer under Section 2 (“Purpose of this Exchange Offer”) is incorporated herein by reference.
     (b) Use of Securities Acquired. The information set forth in the Exchange Offer under Section 5 (“Acceptance of Eligible Options for Exchange; Issuance of New Options”) and Section 11 (“Status of Eligible Options Acquired by Us in this Exchange Offer; Accounting Consequences of this Exchange Offer”) is incorporated herein by reference.
     (c) Plans. The information set forth in the Exchange Offer under Section 9 (“Information Concerning MLIN; Financial Information”) and Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning any Securities of MLIN”) is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
     (a) Source of Funds. The information set forth in the Exchange Offer under Section 8 (“Source and Amount of Consideration; Terms of New Options”) and Section 15 (“Fees and Expenses”) is incorporated herein by reference.
     (b) Conditions. The information set forth in the Exchange Offer under Section 6 (“Conditions of this Exchange Offer”) is incorporated herein by reference.
     (d) Borrowed Funds. Not applicable.
Item 8. Interest in Securities of the Subject Company.
     (a) Securities Ownership. The information set forth in the Exchange Offer under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning any Securities of MLIN”) is incorporated herein by reference.
     (b) Securities Transactions. The information set forth in the Exchange Offer under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning any Securities of MLIN”) is incorporated herein by reference.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
     Not applicable.

Item 10. Financial Statements.
     (a) Financial Information. The information set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended January 2, 2005, the Company’s Quarterly Report on Form 10-Q for the quarterly period ended October 2, 2005, and the financial information contained in the Exchange Offer under Section 9 (“Information Concerning MLIN; Financial Information”) and Section 16 (“Additional Information”) is incorporated herein by reference.
     (b) Pro Forma Information. Not applicable.
Item 11. Additional Information.
     (a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Exchange Offer under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning any Securities of MLIN”), Section 12 (“Legal Matters; Regulatory Approvals”) and Risk Factors is incorporated herein by reference.
     (b) Other Material Information. Not applicable.
Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(A)	Exchange Offer for Certain Outstanding Options for New Stock Options, dated February 27, 2006.

(a)(1)(B)	Presentation to Eligible Employees of Micro Linear Corporation, dated February 27, 2006.

(a)(1)(C)	Memo to Eligible Employees of Micro Linear Corporation, dated February 27, 2006.

(a)(1)(D)	Election Form.

(a)(1)(E)	Notice of Withdrawal.

(a)(1)(F)	Form of Communication to Eligible Employees Participating in the Exchange Offer Confirming Receipt of Election Form.

(a)(1)(G)	Form of Communication to Eligible Employees Confirming Receipt of Notice of Withdrawal.

(a)(1)(H)	Form of Rights Letter to Eligible Employees Participating in the Exchange Offer.

(a)(1)(I)	Form of Communication to Eligible Employees Rejecting the Election Form under the Exchange Offer.

(a)(1)(J)	Form of Communication to Eligible Employees Rejecting the Notice of Withdrawal under the Exchange Offer.

(a)(1)(K)	Form of Reminder Email to Eligible Employees.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

Exhibit No.	Description
(a)(5)	Not applicable.

(b)	Not applicable.

(d)(1)	Micro Linear Corporation’s Amended and Restated 1991 Stock Option Plan and form of Stock Option Agreement.

(d)(2)	Micro Linear Corporation’s Amended and Restated 1998 Nonstatutory Stock Option Plan and form of Stock Option Agreement.

(g)	Not applicable.

(h)	Not applicable.
Item 13. Information Required by Schedule 13E-3.
     Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Micro Linear Corporation

By:	/s/ Timothy A. Richardson

Name: Timothy A. Richardson
Title: President and Chief Executive Officer

Date: February 27, 2006

INDEX TO EXHIBITS

Exhibit No.	Description
(a)(1)(A)	Exchange Offer for Certain Outstanding Options for New Stock Options, dated February 27, 2006.

(a)(1)(B)	Presentation to Eligible Employees of Micro Linear Corporation, dated February 27, 2006.

(a)(1)(C)	Memo to Eligible Employees of Micro Linear Corporation, dated February 27, 2006.

(a)(1)(D)	Election Form.

(a)(1)(E)	Notice of Withdrawal.

(a)(1)(F)	Form of Communication to Eligible Employees Participating in the Exchange Offer Confirming Receipt of Election Form.

(a)(1)(G)	Form of Communication to Eligible Employees Confirming Receipt of Notice of Withdrawal.

(a)(1)(H)	Form of Rights Letter to Eligible Employees Participating in the Exchange Offer.

(a)(1)(I)	Form of Communication to Eligible Employees Rejecting the Election Form under the Exchange Offer.

(a)(1)(J)	Form of Communication to Eligible Employees Rejecting the Notice of Withdrawal under the Exchange Offer.

(a)(1)(K)	Form of Reminder Email to Eligible Employees.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Not applicable.

(b)	Not applicable.

(d)(1)	Micro Linear Corporation’s Amended and Restated 1991 Stock Option Plan and form of Stock Option Agreement.

(d)(2)	Micro Linear Corporation’s Amended and Restated 1998 Nonstatutory Stock Option Plan and form of Stock Option Agreement.

(g)	Not applicable.

(h)	Not applicable.